SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
    Information to be included in statements filed pursuant to Rule 13d-1(c) and amendments thereto filed pursuant to Rule 13d-2(a)

                               (Amendment No. 1)*

                                  Misonix, Inc.
                               -----------------
                                (Name of Issuer)

                                  Common Stock
                               -----------------
                         (Title of Class of Securities)

                                    604871103
                       ----------------------------------
                      (CUSIP Number of Class of Securities)

                             Robert L. Chapman, Jr.
                             Chapman Capital L.L.C.
                            Pacific Corporate Towers
                             222 N. Sepulveda Blvd.
                          El Segundo, California 90245
                                (310) 662-1900
                   ------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  May 15, 2003
                     --------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chap-Cap Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.0%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  PN

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chapman Capital L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.0%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  OO

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.0%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

     This Amendment No.1 (the "Schedule 13D/A1") is being filed on behalf of Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), Robert
L. Chapman, Jr., an individual ("Mr. Chapman" and, together with Chap-Cap and Chapman Capital, the "Reporting Persons"). This Schedule 13D/A1 relates to the common stock, no par value per share, of Misonix, Inc., a New York corporation (the "Issuer" or "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. Chapman Capital is the investment manager and adviser to, and general partner of, Chap-Cap. Chap-Cap directly owns the Common Stock beneficially owned by the Reporting Persons and to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by Chap-Cap to vote and to dispose of the securities held by Chap-Cap, including the Common Stock. By this Schedule 13D/A1, the Reporting Persons hereby amend and supplement the Initial Schedule 13D filed on April 14, 2003 (the "Initial Schedule 13D"). Except as set forth herein, the Initial Schedule 13D is unmodified.

ITEM 1.  Security and Issuer

     This statement on Schedule 13D relates to the Common Stock of the Company. The address of the principal executive offices of the Company is 1938 New Highway, Farmingdale, NY 11735.

ITEM 2.  Identity and Background

     (a) This statement is being filed by Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr. (collectively, the "Reporting Persons").

     (b) The address of the principal business and principal office of Chap-Cap, Chapman Capital and Robert L. Chapman, Jr. is Pacific Corporate Towers, 222 N. Sepulveda Blvd., El Segundo, California 90245.

     (c) Chap-Cap's present principal business is investing in marketable securities. Chapman Capital's present principal business is serving as the General Partner of Chap-Cap. Mr. Chapman's present principal occupation is serving as Managing Member of Chapman Capital.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Robert L. Chapman, Jr. is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by the Reporting Persons in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $0.0

ITEM 4.  Purpose of Transaction

     The purpose of the acquisition of the securities of the Company beneficially owned by Chap-Cap was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

     Mr. Chapman has spoken with management of the Company regarding his desire for the Company to consider certain business strategies, joint ventures, recapitalizations, a full sale of the Company, sales of assets, mergers, negotiated or open-market stock repurchases or other extraordinary corporate transactions (collectively, "Potential Transactions"). On April 1, 2003, Mr. Chapman engaged in discussions with the Issuer's CEO and President, Mr. Michael
A. McManus, Jr., regarding Mr. Chapman's view that the Issuer's shareholders would be better served by the Issuer's being merged into another enterprise through a premium change-of-control transaction or other form of liquidation. On April 14, 2003, Mr. Chapman sent a critical letter to Mr. McManus and the Board of Directors of the Issuer. The correspondence, dated April 14, 2003, is attached to the Initial Schedule 13D as Exhibit B.

     On April 28, 2003, Mr. Chapman telephoned Mr. McManus to invite him to visit the Los Angeles headquarters of Chapman Capital, the general partner of one of the Issuer's then largest shareholders. Mr. McManus countered by stating that he already had invited Mr. Chapman to visit the Issuer's headquarters for a "plant tour." Mr. Chapman responded that it was public knowledge that Mr. McManus had traveled to visit other sizable shareholders of the Issuer, and that he would expect the same of Mr. McManus in the case of Chapman Capital. A brief digression followed regarding Mr. Chapman's making Mr. McManus aware that sources close to WebMD Corporation had communicated their views that such company was not interested in acquiring NWH, Inc. (on the board of directors of which Mr. McManus sits and in which Chap-Cap had a 13D position). Then, after Mr. Chapman asked Mr. McManus if Chapman Capital would be well advised to place a full page "Help Wanted" advertisement in the Wall Street Journal for a replacement CEO of the Issuer, the latter became silent for several seconds before eerily inquiring of Mr. Chapman, "I would like to know if you are Satan." Disquieted by Mr. McManus' unholy interrogation, Mr. Chapman asked why Mr. McManus would ask such a question. Mr. McManus responded that he had read on the Yahoo! Finance message board that a poster had identified Mr. Chapman as "the Overlord of Hell" and that such poster had instructed Mr. McManus to "bow down before Satan." Mr. McManus questioned as to whether Mr. Chapman expected Mr. McManus to genuflect before him. Mr. Chapman, seeking to terminate such blasphemous blabber, replied, "Well, Mr. McManus, I am not an expert in the occult but if you would like to come out here, hold me down and shave my head to check for three sixes burned into my skull, please let me know so that we can put this matter to rest." Mr. McManus declined Mr. Chapman's offer, and the conversation concluded.

     On May 9, 2003, Mr. Chapman received a telephone call at the offices of Chapman Capital from Mr. McManus. After several inane comments from Mr. McManus relating to his apparent fascination with the Yahoo! Finance message board, Mr. Chapman asked Mr. McManus if he was at that time within the Issuer's plant (as Mr. Chapman could hear background noises sounding like an assembly line). Mr. McManus responded, "Misonix doesn't have a plant." Mr. Chapman responded by asking Mr. McManus if that were true, then why Mr. McManus had invited Mr. Chapman "to visit the plant." Suddenly, Mr. McManus seemed to remember that the Issuer did in fact have a plant "connected to Misonix's main building." Mr. Chapman asked Mr. McManus if he had ever actually "stepped foot" in this plant, rather than remain in his executive suite insulated from the Issuer's proletariat-class workers. Moreover, Mr. Chapman asked if Mr. McManus could please attempt to spend more time in this quasi-mythical plant to reduce the odds of the Issuer experiencing additional problems with the Food and Drug Adminstration. Mr. McManus replied that Misonix "never had any problems with the FDA." Mr. Chapman, startled by this second discrepancy from the truth in as many minutes, reminded Mr. McManus of a December 20, 2001 FDA "Warning Letter" sent to the Issuer by FDA District Director Thomas A. Allison and carbon copied to Issuer subsidiary President and CEO G. Wayne Moore. Seemingly flustered, Mr. McManus then became incoherent in the view of Mr. Chapman, leading to the conclusion of the conversation.

     On May 16, 2003, Mr. Chapman sent a letter to Mr. McManus informing him that, following public disclosure of the Issuer's 3QFY2003 operating performance and significant insider share sales by members of the Issuer's Board of Directors, the Reporting Persons has ceased to have a beneficial interest in the shares of the Issuer. The correspondence, dated May 16, 2003, is attached hereto as Exhibit C.

     If Chap-Cap reacquires any of the Issuer's Common Stock, the Reporting Persons may in the future consider a variety of different alternatives to achieving the goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that such members will take any of the foregoing actions. The members of the Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Company.

     The Reporting Persons intend to review their investment (if any) in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to any investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

     The Reporting Persons are engaged in the investment business. In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Company, on a daily basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, Chapman Capital analysts may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Company or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

     Except as set forth above and in Exhibit C, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5.  Interest in Securities of the Issuer

     (a) Together, the Reporting Persons beneficially own zero shares of Common Stock constituting 0.0% of all of the outstanding shares of Common Stock.

     (b) The Reporting Persons had the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

     (c) The following transactions were effected by the Reporting Persons during the past sixty (60) days:

                           Amount of Shares    Approximate Price per Shares
Date       Security        Bought/(Sold)       inclusive of commissions)
--------   -------------   ----------------    -----------------------------
05/14/03   Common Shares   (36,500)            $3.10
05/15/03   Common Shares   (386,370)           $3.18


     The above transactions were effected by the Reporting Persons on the NASDAQ National Market.

     Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Not applicable.

ITEM 7.  Material to be Filed as Exhibits

     Exhibit A - Joint Filing Agreement, dated as of April 14, 2003, by and among the members of the Reporting Persons (attached to the Initial Schedule
13D).

     Exhibit B - Letter from Robert L. Chapman, Jr., as Managing Member of Chapman Capital L.L.C., to Mr. Michael A. McManus, Jr., CEO and President of the Company, dated April 14, 2003 (attached to the Initial Schedule 13D).

     Exhibit C - Letter from Robert L. Chapman, Jr., as Managing Member of Chapman Capital L.L.C., to Mr. Michael A. McManus, Jr., CEO and President of the Company, dated May 16, 2003.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 16, 2003                         CHAP-CAP PARTNERS, L.P.
                                            By: Chapman Capital L.L.C.,
                                                as General Partner

                                            By: /s/ Robert L. Chapman, Jr.
                                                ------------------------------
                                                Name:  Robert L. Chapman, Jr.
                                                Title: Managing Member


Dated: May 16, 2003                         CHAPMAN CAPITAL L.L.C.


                                            By: /s/ Robert L. Chapman, Jr.
                                                ------------------------------
                                                Name:  Robert L. Chapman, Jr.
                                                Title: Managing Member



Dated: May 16, 2003

                                             /s/ Robert L. Chapman, Jr.
                                             ---------------------------------
                                             Robert L. Chapman, Jr.

                                    Exhibit C


                        CHAPMAN CAPITAL L.L.C. LETTERHEAD


Robert L. Chapman, Jr.
Managing Member


                                                              May 16, 2003



Mr. Michael A. McManus, Jr.
CEO and President
Misonix, Inc. (formerly Medsonic, Inc.)
1938 New Highway
Farmingdale, NY  11735

Via Electronic Mail:  mmcmanus@misonix.com

Dear Mr. McManus:

Over one month ago, Chap-Cap Partners, L.P. ("CCP"), the Delaware limited partnership advised by Chapman Capital L.L.C. ("Chapman Capital"), informed you and your most unaccountable Board of Directors ("the Board") of its taking a 6.4% stake in Misonix, Inc. (hereinafter, "Misonix," "MSON" or "the Company"). CCP celeritously assimilated this strategic block only by serving as the "buyer of last resort" of an estimated 9-10% long-term holding being sold by investment advisor DePrince Race & Zollo, Inc. (DRZ) and affiliated fund, V4 Inc. From my conversations with a partner of DRZ, it became apparent that one of the primary factors leading to their decision to expunge Misonix from their portfolios was your failure to deliver marketing, research and profitability milestones that DRZ had been led to expect. With over one hundred additional hours of due diligence on you and Misonix's operations now under our belt, Chapman Capital came to appreciate DRZ's wisdom and thus decided to pass this "hot potato" onto other iron hearted investors. To those intrepid speculators, we offer only one piece of sound advice - "Caveat Emptor."

Misonix's shareholders have voted with their feet since you assumed supremacy of the Company, fleeing in disgust at Death Valley-level performance benchmarks that only a corporate charlatan would struggle to reach. In the trailing four fiscal quarters that preceded your arrival at Misonix, the Company reported 62c per share in earnings. Attending such performance was a Misonix share price approximating $6.00 each. Yet, since Misonix Chairman Gary Gelman's unfortunate decision to install you in office, you seem to have lowered earnings expectations so drastically that even a corporate slacker should be able to clear the bar. To this effect, you recently pathetically proclaimed, "One of the great satisfactions in these financial results comes from the fact that we are meeting the high expectations we set for this year. We continue to remain comfortable with annual revenues increasing by approximately 10% over the prior fiscal year results and with annual earnings of approximately $0.15 per diluted share." I don't know if you learned to aspire to such depths from Mitchell
J. Kelly, CEO of Novavax, Inc. (one of six public companies to which you have promised your massively-divided attention), but given my experience with men of this caliber, I would place my bets thereon.

The Company's 3QFY2003 operating washout was enough for Chapman Capital to give second thought to continued investment in the firm you have a fiduciary duty to manage. Under your "bleedership," almost 50% of Misonix's 1-3QFY2003 gross income hemorrhaged away into general and administrative expenses, evidence of the bloated cost structure that we view as a Michael McManus hallmark (see NWH, Inc., on whose Board you sit along with personal friend Terrence S. Cassidy). By the time Misonix had covered its selling and unfruitful R&D expenses, the Company's operations during this period had retained less than 3% of every revenue dollar. Exacerbating matters, Misonix shareholders continued to pay sub-operating line penalties for your apparently weak M&A due diligence, with Hearing Innovations taking an impairment charge so sizable last quarter that it consumed almost half of Misonix's pre-litigation recovery operating income. By the time one arrives at Misonix's bottom line, the Company is barely profitable with after-tax, pre-litigation recovery income of just over $200,000 on 1-3QFY2003 sales of almost $23,000,000. This is a far cry from Misonix's profitability in the calendar quarter that preceded your taking the reins (1QCY1998), wherein the Company reported net income exceeding $1,000,000 on quarterly sales of only $6,500,000. Needless to say, it seems to Chapman Capital as if Misonix is being run for the benefit of its highest paid employees crowding the G&A line rather than those public owners who have been witless enough to allow their continued employment.

After Chapman Capital concluded that several Misonix's Board members seem to lack faith in your oversight of the firm, we followed their lead and took profits this week on our investment in the Company. Chapman Capital questioned whether the 20% Y/Y swelling in Misonix's inventories or 55% Y/Y disintegration in Company cash had made the Directors nervous enough to liquidate their positions. Interestingly, no matter from which angle we viewed these insider sales, Chapman Capital determined it no coincidence that Misonix director Howard Alliger had filed with the S.E.C. to sell 100,000 shares almost immediately after the Company reported the disheartening financial results cited above. Fellow Board member Arthur Gerstenfeld didn't find himself far behind Mr. Alliger en route to Misonix's exits, filing with the S.E.C. a few days later to sell almost one third of his non-optioned share holdings (per Misonix's Schedule 14A proxy statement filed with the S.E.C. on February 7, 2003). It seems to Chapman Capital just a matter of time before Chairman Gary Gelman joins the "Get Me Out of This Stock" parade, though he may be too preoccupied watching his own personal "steamer," American Claims Evaluation, Inc. (NASDAQ Small Cap: AMCE), as it remains near all-time lows following seven straight quarters of net losses (source: Bloomberg DES5).

The common denominator of virtually every Michael McManus character check we conducted was the sequence of "disappointment, disgust, and eventually disengagement." As a recently-added victim of the "Victims of McManus Memorial," I can only imagine the horror of having to report to you daily as a beholden Misonix employee. To the approximately 200 brave employees who may continue to struggle with the metaphorical image of you as an Emperor without clothes, I salute them and convey my deepest condolences. In particular, we owe a deep gratitude to the purported former employee who called our office to teach us how to recognize when you may be prevaricating ("When McManus' lips are moving"). Without such guidance, I fear CCP may have held its investment in Misonix until a conjectural doomsday when its third-rate Board was asked to sign Nasdaq delisting papers. Yet, as over 85% of your personal exposure to Misonix shares is in the form of free stock options granted to you by a Board that seems to view such dilutive gifts like stale Halloween candy, we do not expect you to shed even crocodile tears should Misonix's equity become similarly rotten to the core.

Though our travels through the personally-enriching world of Michael A. McManus, Jr. have been brief, they are not over. We intend to keep Misonix's stock on our radar screen into perpetuity. It would seem to be inevitable that those investors to whom we recently sold our shares will discover the unnerving background items unearthed during our investigation of your tenure at the Company and elsewhere. Though my interest in your professional wellbeing remains somewhere less than zero, I feel compelled to share with you advice from the 1980s era of Michael Milken's corporate raiders -- the best defense against hostile acquirers is a strong stock price. Though you have failed to accomplish this and other tasks over the past four and half years, I hope the thought of me waiting in the wings with a below-market buy order will keep you working past 3:00 p.m. going forward.

                                                  Farewell for now,


                                                  [/s/ _____________]

                                                  Robert L. Chapman, Jr.